March 4, 2005

Stop 03-06


Mr.  John J. Cousins
Vice President, Finance
Advanced Optics Electronics, Inc.
8301 Washington N.E., Suite 5
Albuquerque, NM 87113

Re: 	Advanced Optics Electronics, Inc.
	SECPS Letter dated February 25, 2005
	SEC File No. 0-24511



Dear Mr.  John J. Cousins:

The staff has received a SECPS letter from Singer Lewak Greebaum & Goldstein LLP notifying the Chief Accountant of the Commission that the registrant`s auditor/client relationship with Advanced Optics
Electronics, Inc. has ceased.

Pursuant to our telephone conversation of Friday, March 4, 2005, this letter is to inform you that the subject 8-K should be filed immediately. The filing was due on the fourth day following the date the relationship with Singer Lewak Greenbaum & Goldstein LLP ceased.

The disclosure requirements of the Item 4 Form 8-K are described in
Item 304 of Regulation     S-K.  In order for the former
accountants
to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible. The registrant is required to provide such copy no later then the date on which the Form 8-K is filed with the Commission.

	Any questions regarding the above comments may be directed to myself at (202) 942-2812.

							Sincerely,



							Dennis C. Hult
							Staff Accountant
??

(..continued)







Mr.  John J. Cousins
Advanced Optics Electronics, Inc.
March 4, 2005
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